Joseph Capital LLC

Financial Statements and Supplemental Information
Pursuant to SEC Rule 17a-5

December 31, 2020

Public

Joseph Capital LLC
Table of Contents
December 31, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE FINANCIAL STATEMENTS

FINANCIAL STATEMENTS

Joseph Capital LLC
Statement of Financial Condition
December 31, 2020

Assets

Cash	$	25,480
Fees receivable (related party)		89,012
Other assets		2,225
Total Assets	$	116,717

Liabilities

Accrued expenses payable		5,576
Total Liabilities	$	5,576

Member's Equity

Total member's equity	$	111,141
Total liabilities and member's equity	$	116,717

Joseph Capital LLC
Notes to Financial Statements
December 31, 2020

1. Organization and Nature of Business

Joseph Capital LLC, a Delaware limited liability company, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Joseph Advisors Ltd. ("Advisors").

The Company is authorized to conduct the following types of business: selling tax shelters or limited partnerships in primary distributions, private placement of securities and hedge fund sales, and referrals involving non-exchange traded derivatives, asset backed securities and fixed income securities (excluding municipal securities).

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, fund manager, customer and/or counterparty with which it conducts business.

2. Significant Accounting Policies

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

All cash deposits of the Company are held by two financial institutions and therefore are subject to the credit risk at those financial institutions. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

For purposes of reporting the statement of cash flows, The Company considers all cash accounts which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2020, the Company had no uninsured cash balances.

Joseph Capital LLC
Notes to Financial Statements
December 31, 2020
Income Taxes

The Company is a wholly owned limited liability company and is therefore treated as a disregarded entity for federal and New York State income tax purposes. The Company's assets, liabilities, and items of income and expense are treated as those of its member owner, who is responsible for any taxes thereon. The Company is subject to New York City Unincorporated Business Tax (UBT); for the year ended December 31, 2020, the Company had no UBT liability.

State income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to differences between the financial and income tax bases of assets and liabilities. The deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Revenue from Contracts with Customers

Significant Judgements

Revenue from contracts with customers includes fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement Is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction process where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Advisory fees

The Company provides advisory services. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2020, all amounts are immaterial.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimate and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $19,904 which exceeded the required net capital by $14,904.

The Company is not claiming an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company has represented that it does not, and will not, hold customer funds or securities.

4. Concentration of Business

The Company earned 58% of its advisory fee revenues from one client in 2020, and 100 % of its placement fee revenues from one client in 2020.

5. Related Party Transactions

In December 2020, placement fee income was earned from an affiliate of the Company under common control in the amount of $77,045. At December 31, 2020, the balance due the Company from the related party is $89,012.

6. Commitments and Contingencies

The Company had no commitments or contingencies at December 31, 2020.

7. Office Lease

In February 2016, the FASB issued ASU 2016-02 Leases - (Topic 842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with disclosure of key information about leasing arrangements. The Company has elected not to apply the recognition requirements of Topic 842 relating to its short-term office lease and instead has elected to recognize the lease payments as lease costs on a straight- line basis over the lease term. The lease cost is $1500 relating to the office lease for the year ended December 31, 2020.

8. Subsequent Events

Management has evaluated the Company's subsequent events and transactions that occurred through the date which the financial statements were available to be issued. The Company determined there were no subsequent events and transactions that required disclosure.